Exhibit 99.2

ArcelorMittal reports fourth quarter 2015 and full year 2015 results

Luxembourg, February 5, 2016 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three and twelve month periods ended December 31, 2015.

Highlights:

•	Health and safety performance improved in full-year 2015 with annual LTIF rate of 0.81x as compared to 0.85x in full-year 2014

•	Full-year 2015 operating loss of $4.2 billion; operating loss of $5.3 billion in the fourth quarter of 2015.

•	Full-year 2015 net loss of $7.9 billion including $4.8 billion of impairments (primarily due to mining impairments) and $1.4 billion of charges primarily related to the write-down of inventory following the rapid decline of international steel prices[2].

•	Long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments (“net debt”) lower at $15.7 billion as of December 31, 2015 as compared to $16.8 billion as of September 30, 2015; net debt was $0.1 billion lower as compared to December 31, 2014

•	Cash and cash equivalents (including restricted cash and short-term investments) and available credit lines $10.1 billion as of December 31, 2015 as compared to $9.6 billion as of September 30, 2015

•	Full-year 2015 steel shipments of 84.6Mt (-0.6% Year-on-year); fourth quarter 2015 steel shipments of 19.7Mt, down -6.8% versus the fourth quarter of 2014

•	Full-year 2015 iron ore shipments of 62.4Mt (-2.0% Year-on-year), of which 40.3Mt shipped at market prices (+1.4% Year-on-year); the fourth quarter of 2015 iron ore shipments of 15.6Mt (-4.2% Year-on-year), of which 9.9Mt shipped at market prices (-0.5% Year-on-year)

Strategic progress in 2015:

The Company has continued to make progress on its strategic objectives during 2015, including:

•	Europe: Continued focus on cost optimization and leveraging benefits of restructuring

•	NAFTA: North American asset optimization underway; Calvert ramp up progressing well, with automotive certifications ongoing and increased capacity utilisation

•	ACIS: Capturing benefits of continued currency devaluation and overall good operational performance in CIS; good government cooperation, tariff support and renegotiation of iron ore supply agreement in South Africa

•	Mining: Expanded mining volumes at ArcelorMittal Mines Canada (AMMC); Full-year 2015 iron ore production up +10.9% to 25.9Mt

•	Further development of its automotive steel franchise including: Investment approval to increase HRC and HDG capacity in Krakow, Poland; commercial automotive coils produced in VAMA, China; new product launches, such as Fortiform® being used by selected car manufacturers; and S-in motion® roll out for pickup trucks

•	Further reduced certain cash requirements: Full-year 2015 capital expenditures reduced to $2.7 billion from $3.7 billion in full-year 2014; full-year 2015 net interest expenses reduced to $1.3 billion from $1.5 billion in full-year 2014

•	As a result, despite challenging market conditions, the Company was able to achieve its objective of making progress on net debt in 2015; net debt declined to its lowest level since the ArcelorMittal merger

Action 2020 plan:

The Company has today published details of its Action 2020 plan. The Action 2020 plan represents a strategic roadmap for each of ArcelorMittal’s main business segments. The Action 2020 plan is over and above the Company’s ongoing management gains plan and seeks to deliver real structural improvements unique to ArcelorMittal’s business. The Action 2020 plan targets improved operating results, absent any recovery in steel spreads and raw materials prices from current levels.

Outlook and guidance:

Despite an expected difficult start to 2016, due to order book and the time lag required for lower raw material costs to positively impact cost of sales, a combination of Company actions and known developments is expected to support operating performance in the full-year 2016, at prevailing raw material costs and spot steel spreads.

Reducing the cash requirements of the business:

The Company targets a reduction of its cash outflows in 2016, through:

•	lower capital expenditures (full-year 2016 capital expenditures are expected to be approximately $2.4 billion, as compared to $2.7 billion in full-year 2015);

•	lower interest expenses (full-year 2016 net interest expenses are expected to be approximately $1.1 billion as compared to $1.3 billion in full-year 2015);

•	no dividend payment in respect of the 2015 financial year; and

•	lower cash taxes.

These actions and developments are intended to ensure that the Company continues to reduce net debt and maintain strong liquidity.

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	4Q 15	3Q 15	4Q 14	12M 15	12M 14
Sales	13,981	15,589	18,723	63,578	79,282
Operating (loss)/ income	(5,331)	20	569	(4,161)	3,034
Net loss attributable to equity holders of the parent	(6,686)	(711)	(955)	(7,946)	(1,086)
Basic loss per share (US$)	(3.72)	(0.40)	(0.53)	(4.43)	(0.61)

Own iron ore production (Mt)	15.5	15.4	16.7	62.8	63.9
Iron ore shipped at market price (Mt)	9.9	10.3	9.9	40.3	39.8
Crude steel production (Mt)	21.6	23.1	23.2	92.5	93.1
Steel shipments (Mt)	19.7	21.1	21.2	84.6	85.1
Operating (loss)/ income per tonne (US$/t)	(270)	1	27	(49)	36

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance based on own personnel figures and contractors lost time injury frequency (LTIF) rate, improved to 0.81x for the twelve months of 2015 as compared to 0.85x for the twelve months of 2014, with improvements within NAFTA, Brazil and Europe segments, offset by deterioration in the ACIS and Mining segments.

Health and safety performance deteriorated to 0.83x in the fourth quarter of 2015 as compared to 0.78x for the third quarter of 2015 but improved as compared to 0.89x for the fourth quarter of 2014. Between the fourth quarter of 2015 and the third quarter of 2015, deterioration in the health and safety performance of the Brazil, Europe and ACIS segments relative to the third quarter of 2015, was partially offset by improvements in the Mining and NAFTA segments.

The Company’s effort to improve the Group’s Health and Safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

During the fourth quarter of 2015, ArcelorMittal launched a new flagship programme for health and safety performance improvement in the Europe segment “Take Care” training, to be rolled out to 60,000 employees. Following the successful adoption of the “Courageous Leadership” training programme in the Mining segment, a similar program was launched in the ACIS segment to improve health and safety performance.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	4Q 15	3Q 15	4Q 14	12M 15	12M 14
Mining	0.72	0.99	0.75	0.74	0.56

NAFTA	0.95	0.99	1.42	1.02	1.13
Brazil	0.73	0.57	1.14	0.62	0.89
Europe	1.01	0.88	0.90	0.99	1.09
ACIS	0.58	0.52	0.47	0.54	0.49

Total Steel	0.84	0.75	0.92	0.82	0.91

Total (Steel and Mining)	0.83	0.78	0.89	0.81	0.85

Key corporate responsibility highlights for the fourth quarter of 2015:

•	In response to the growing trend towards global supply chain standards for steel, ArcelorMittal joined two initiatives on steel and on mining that are working towards developing third-party sustainability certification schemes for our sector, the Initiative for Responsible Mining Assurance and Responsible Steel initiative.

•	ArcelorMittal hosted its inaugural sustainability media day in Paris on October 5, 2015, an event well attended by national and international journalists.

•	ArcelorMittal has been recognized for its sustainability leadership with a World Steel Association “Steelie” award at a ceremony held during the 49th world steel conference in Chicago on October 12, 2015. The Company was honoured with the “Excellence in sustainability” award for its 10 Sustainable Development Outcomes – a key foundation for its sustainability framework launched in 2015.

Analysis of results for the twelve months ended December 31, 2015 versus results for the twelve months ended December 31, 2014

Total steel shipments for the twelve months of 2015 were 0.6% lower at 84.6 million metric tonnes as compared with 85.1 million metric tonnes for the twelve months of 2014.

Sales for the twelve months of 2015 decreased by 19.8% to $63.6 billion as compared with $79.3 billion for the twelve months of 2014, primarily due to lower average steel selling prices (-19.7%), lower steel shipments (-0.6%) and lower seaborne iron ore reference prices (-43%), offset in part by higher market priced iron ore shipments (+1.4%). Prices deteriorated significantly during the year as a result of excess capacity in China.

Depreciation of $3.2 billion for the twelve months of 2015 was lower as compared to $3.9 billion for the twelve months of 2014 primarily due to the impact of the US dollar appreciation against all major currencies.

Impairment charges for the twelve months of 2015 were $4.8 billion relating to:

•	Mining segment ($3.4 billion): consisting of $0.9 billion with respect to goodwill and $2.5 billion primarily related to fixed assets mainly due to a downward revision of cash flow projections relating to the expected persistence of a lower raw material price outlook at:

•	ArcelorMittal Liberia ($1.4 billion);

•	Las Truchas in Mexico ($0.2 billion);

•	ArcelorMittal Serra Azul in Brazil ($0.2 billion); and

•	ArcelorMittal Princeton coal mining operations in the United States ($0.7 billion).

•	Steel segments ($1.4 billion): consisting of fixed asset impairment charges of $0.2 billion related to the intended sale of the Long Carbon facilities in the US (ArcelorMittal La Place, Steelton and Vinton within the NAFTA segment), $0.4 billion primarily in connection with the idling for an indefinite time of the ArcelorMittal Sestao plant in Spain (Europe segment), and $0.8 billion related to:

•	NAFTA: Deployment of asset optimization programs at Indiana Harbor East and West in the United States ($0.3 billion);

•	Brazil: ArcelorMittal Point Lisas in Trinidad and Tobago ($0.2 billion) currently idled; and

•	ACIS: Saldanha plant in South Africa as a result of its revised competitive outlook ($0.3 billion).

Impairment charges for the twelve months of 2014 were $264 million which included $114 million primarily related to the idling of the steel shop and rolling facilities of Indiana Harbor Long carbon operations in the US (NAFTA); $63 million related to the write-down of the Volcan iron ore mine in Mexico (Mining); and $57 million related to the closure of mill C in Rodange, Luxembourg (Europe).

Operating loss for the twelve months of 2015 was impacted by $1.3 billion inventory related charges following the rapid decline of international steel prices and litigation and other costs in South Africa ($0.1 billion).

Operating loss for the twelve months of 2015 was $4.2 billion as compared to operating income of $3.0 billion in the twelve months of 2014. Operating results for the twelve months of 2015 were primarily negatively impacted by the lower average steel selling prices, the $4.8 billion impairment charges and other charges mentioned in the preceding paragraph. Operating results for the twelve months of 2014 were negatively impacted by $90 million following the settlement of US antitrust litigation (NAFTA) and a $76 million provision related to onerous annual tin plate contracts at Weirton in the US (NAFTA), offset by the positive impact from the $79 million gain on disposal of Kuzbass coal mines in Russia (Mining).

Loss from investments in associates, joint ventures and other investments in the twelve months of 2015 was $502 million, as compared to a loss of $172 million in the twelve months of 2014. The loss in the twelve months of 2015 was primarily due to write-downs totalling $565 million primarily related to the Company’s investments in the Kalagadi Manganese mining project in South Africa ($0.3 billion) and Indian investee ($0.1 billion), in each case due to downward revisions in projected cashflows and $0.1 billion related to the decrease in market value of the investment in Erdemir, partially offset by income ($0.1 billion) generated from the share swap with respect to Gerdau, Brazil3. Loss from investments in associates, joint ventures and other investments in the twelve months of 2014 was primarily due to a $621 million impairment loss on China Oriental following a revision of business assumptions, partially offset by a $193 million gain from the sale of Gallatin and improved performance of European investees and the share of profits of Calvert operations.

Net interest expense was lower at $1.3 billion in the twelve months of 2015 as compared to $1.5 billion in the twelve months of 2014. The reduction is attributable to lower average cost resulting from debt repaid and raised during the year, partially offset by increased interest costs following the ratings downgrades that occurred during 2015.

Foreign exchange and other net financing costs were lower at $1.6 billion for the twelve months of 2015 as compared to $1.9 billion for the twelve months of 2014. Foreign exchange and other net financing costs for the twelve months of 2015 include foreign exchange loss of $697 million as compared to a loss of $620 million for the twelve months of 2014, mainly on account of a further 10% of USD appreciation against the Euro (versus 12% appreciation in the twelve months of 2014), a 32% appreciation against the Brazilian Real (versus 12% appreciation in the twelve months of 2014) and a 46% devaluation of the tenge currency in Kazakhstan4. This foreign exchange loss is largely non-cash and primarily relates to the impact of the USD appreciation on euro-denominated deferred tax assets partially offset by foreign exchange gain on euro-denominated debt. Costs for the twelve months of 2014 include expenses related to the termination of the Senegal greenfield project5, non-cash gains and losses on convertible bonds and hedging instruments that matured during the period as well as charges related to the federal tax amnesty plan in Brazil linked with the Siderbras case6.

ArcelorMittal recorded an income tax expense of $902 million for the twelve months of 2015 as compared to income tax expense of $454 million for the twelve months of 2014. The twelve months of 2015 income tax expense is negatively influenced by impairments of deferred tax assets stemming from revisions to future taxable result forecasts in some jurisdictions. Following the impairments of fixed assets and goodwill in the mining and steel segments, as well as investments in associates and joint ventures, the Company has potential tax benefits of $1.3 billion (of which $0.1 billion is recognized immediately and $1.2 billion is recognizable in future periods upon availability of positive taxable income projections above the already recorded level of group deferred tax assets).

Non-controlling interests for the twelve months of 2015 were an income of $477 million, as compared to a charge of $112 million for the twelve months of 2014. Non-controlling interests for the twelve months of 2015 primarily related to losses generated by ArcelorMittal South Africa and Liberia resulting from the impairment of assets as described above. Non-controlling interests charges for the twelve months of 2014 primarily relate to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil.

ArcelorMittal’s net loss for the twelve months of 2015 was $7.9 billion, or $4.43 loss per share, as compared to net loss for the twelve months of 2014 of $1.1 billion, or $0.61 loss per share.

Analysis of results for the fourth quarter of 2015 versus the third quarter of 2015 and the fourth quarter of 2014

Total steel shipments for the fourth quarter of 2015 were 6.3% lower at 19.7 million metric tonnes as compared with 21.1 million metric tonnes for the third quarter of 2015 (primarily due to lower shipments in NAFTA (-18.5%)), and 6.8% lower as compared to 21.2 million metric tonnes for the fourth quarter of 2014 (primarily due to lower volumes in NAFTA (-21.1%)).

Sales for the fourth quarter of 2015 were $14.0 billion as compared to $15.6 billion for the third quarter of 2015 and $18.7 billion for the fourth quarter of 2014. Sales in the fourth quarter of 2015 were 10.3% lower as compared to the third quarter of 2015 primarily due to lower average steel selling prices (-7.2%), lower steel shipments (-6.3%), lower iron ore reference prices (-15%) and lower market priced iron ore shipments (-4.3%). Sales in the fourth quarter of 2015 were 25.3% lower as compared to the fourth quarter of 2014 due to lower average steel selling prices (-22.6%), lower steel shipments (-6.8%) and lower iron ore references prices (-37%).

Depreciation was $807 million for the fourth quarter of 2015 as compared to $777 million in the third quarter of 2015, and was lower as compared to $982 million for the fourth quarter of 2014, primarily on account of foreign exchange impact following the appreciation of the US dollar against major currencies.

Impairment charges for the fourth quarter of 2015 were $4.7 billion including $0.9 billion with respect to the Mining segment goodwill and $3.8 billion primarily related to fixed assets as discussed above. Impairment charges for the third quarter of 2015 were $27 million relating to the closure of Vereeniging meltshop in South Africa. Impairment charges for the fourth quarter of 2014 of $264 million included $114 million primarily related to the idling of the steel shop and rolling facilities of Indiana Harbor Long carbon operations in the US (NAFTA); $63 million related to write-down of the Volcan iron ore mine in Mexico (Mining); and $57 million related to the closure of mill C in Rodange, Luxembourg (Europe).

Operating loss in the fourth quarter of 2015 was impacted by $0.8 billion inventory related charges following the rapid decline of international steel prices and litigation and other costs in South Africa ($0.1 billion). Operating income in the third quarter of 2015 was impacted by $0.5 billion of charges related to the write-down of inventory and $27 million of retrenchment costs in South Africa.

Operating loss for the fourth quarter of 2015 was $5.3 billion, as compared to operating income of $20 million in the third quarter of 2015 and operating income of $569 million in the fourth quarter of 2014. Operating results for the fourth quarter of 2015 and the third quarter of 2015 were impacted by the impairments and charges discussed above. Operating results for the fourth quarter of 2014 were negatively impacted by a $76 million provision related to onerous annual tin plate contracts at Weirton in the US (NAFTA), offset by the positive impact from the $79 million gain on disposal of Kuzbass coal mines in Russia (Mining).

Loss from investments in associates, joint ventures and other investments for the fourth quarter of 2015 was $655 million as compared to income in the third quarter of 2015 of $30 million. The loss in the fourth quarter of 2015 was primarily due to write-downs totalling $608 million primarily related to the Company’s investments in the Kalagadi Manganese mining project in South Africa ($0.3 billion) and Indian investee ($0.1 billion) due to downward revisions in projected cash flows, and $0.1 billion related to the decrease in market value of the investment in Erdemir. Loss from investments in associates, joint ventures and other investments in the fourth quarter of 2014 was negatively impacted by a $621 million impairment loss on China Oriental following a revision of business assumptions, partially offset by a $193 million gain on the sale of Gallatin as well as improved performance of European investees and the share of profits of Calvert operations.

Net interest expense in the fourth quarter of 2015 was stable at $312 million as compared to $318 million in the third quarter of 2015 and $322 million in the fourth quarter of 2014.

Foreign exchange and other net financing costs were $342 million for the fourth quarter of 2015 as compared to $409 million for the third quarter of 2015 and $549 million for the fourth quarter of 2014. Foreign exchange and other net financing costs for the fourth quarter of 2015 include a foreign exchange loss of $104 million as compared to a loss of $170 million for the third quarter of 2015 mainly on account of a further 2.8% USD appreciation against the Euro, a 20.3% devaluation of tenge currency in Kazakhstan4 and a 27.7% devaluation of Argentine pesos after currency controls lifted. This foreign exchange loss is largely non-cash and primarily relates to the impact of the USD appreciation on euro-denominated deferred tax assets partially offset by foreign exchange gain on euro-denominated debt. Foreign exchange and other net financing costs for the fourth quarter of 2014 includes foreign exchange losses of $316 million.

ArcelorMittal recorded an income tax expense of $441 million for the fourth quarter of 2015, as compared to an income tax expense of $127 million for the third quarter of 2015 and income tax expense of $258 million for the fourth quarter of 2014. The higher tax expense in the fourth quarter of 2015 results mainly from impairments of deferred tax assets stemming from lower future taxable result forecasts.

Non-controlling interests for the fourth quarter of 2015 were an income of $395 million as compared to income of $93 million in the third quarter of 2015, and charge of $15 million in the fourth quarter of 2014. Non-controlling interests for the fourth quarter of 2015 primarily related to South Africa and Liberia resulting from the impairment of the assets as described above.

ArcelorMittal recorded net loss for the fourth quarter of 2015 of $6.7 billion, or $3.72 loss per share, as compared to a net loss of $711 million, or $0.40 loss per share for the third quarter of 2015, and net loss of $955 million, or $0.53 loss per share for the fourth quarter of 2014.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Region	Site	Project	Capacity / particulars	Actual completion
Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	4Q 2015(a)

Canada	Baffinland	Early revenue phase	Production capacity 3.5mt/ year (iron ore)	3Q 2015(b)

NAFTA	ArcelorMittal Dofasco (Canada)	Phase 1: Construction of a heavy gauge galvanizing line#6 to optimize galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt / year	2Q 2015

China	Hunan Province	VAMA auto steel JV	Capacity of 1.5mt pickling line, 1.0mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	1Q 2015

USA	AM/NS Calvert	Continuous coating line upgrade to Aluminize line#4	Increased production of Usibor by 0.1mt / year	1Q 2015

Brazil	Juiz de Fora (Brazil)	Rebar expansion	Increase in rebar capacity by 0.4mt / year	1Q 2015(a)

Ongoing projects

Region	Site	Project	Capacity / particulars	Forecast completion
USA	AM/NS Calvert	Slab yard expansion	Increase coil production level up to 5.3mt/year coils.	2H 2016

NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize	2016

Europe	ArcelorMittal Krakow (Poland)	HRM extension	Increase HRC capacity by 0.9mt/ year	2016(c)

		HDG increase	Increasing HDG capacity by 0.4mt/ year	2016(c)

Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt / year for bars for civil construction	2016

Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt / year and cold rolling (CR) capacity by 0.7mt / year	On hold

Brazil	Juiz de Fora (Brazil)	Meltshop expansion	Increase in meltshop capacity by 0.2mt / year	On hold(a)

Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3mt / year	On hold

Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15mt/ year (high grade sinter feed)	On hold(d)

a)	Though the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, and Juiz de Fora meltshop is expected to be completed in 2017, the Company does not expect to increase shipments until domestic demand improves.
b)	First production in Baffinland was in the fourth quarter of 2014, with first shipments taking place during the third quarter of 2015 following the completion of shiploader and port infrastructure.
c)	On July 7, 2015, ArcelorMittal Poland announced it will restart preparations for the relining of blast furnace No. 5 in Krakow, which is coming to the end of its lifecycle in mid-2016. Total investments in the primary operations in the Krakow plant will amount to PLN 200 million (more than €40 million), which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tons per annum and increasing the hot dip galvanizing capacity by 0.4 million tons per annum. The capex value of those two projects exceeds PLN 300 million (€90 million) in total. In total, the Group will invest more than PLN 500 million (more than €130 million) in its operations in Krakow, including both upstream and downstream installations.
d)	ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port. It has been operating the mine on a DSO basis since 2011 and produced 4.3Mt in 2015. In the current initial DSO phase, significant cost reduction and re-structuring has continued to ensure competitiveness at current prices. Drilling for DSO resource extension recently commenced and in 2016 the operation has been right sized to 3mtpa to focus on its ‘natural’ Atlantic markets. This repositioning for size and competitiveness also extends the life of the DSO phase as ArcelorMittal considers the appropriate next phase of development.

ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The phase 2 project was initially delayed due to the declaration of force majeure (FM) by contractors in August 2014 due to the Ebola virus outbreak in West Africa. Whilst rapid price declines over the period since force majeure have led to a reassessment of the project, ArcelorMittal is considering transitioning production to a higher grade sinter fines product but now in a phased approach as opposed to a major step up from 15 to 20mtpa as originally envisaged in phase 2. Extensive tonnage of concentrator feed material is already exposed in readiness for a concentrated sinter fines, and ArcelorMittal also has options in its concession to mine higher grade, lower gangue DSO ores. Work continues in 2016 to define the best business option.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	4Q 15	3Q 15	4Q 14	12M 15	12M 14
Sales	3,600	4,371	5,166	17,293	21,162
Depreciation	154	151	178	616	706
Impairment	507	—	114	526	114
Operating (loss) /income	(741)	88	49	(705)	386

Crude steel production (kt)	5,136	5,976	6,142	22,795	25,036
Steel shipments (kt)	4,581	5,620	5,805	21,306	23,074
Average steel selling price (US$/t)	706	698	824	732	843

NAFTA segment crude steel production decreased 14.1% to 5.1 million tonnes in the fourth quarter of 2015 as compared to 6.0 million tonnes for the third quarter of 2015.

Steel shipments in the fourth quarter of 2015 decreased 18.5% to 4.6 million tonnes as compared to 5.6 million tonnes in the third quarter of 2015, primarily driven by a 19.6% decrease in flat product steel shipments (mainly Mexico and US) and 13.0% decrease in long product shipment volumes.

Sales in the fourth quarter of 2015 decreased by 17.6% to $3.6 billion as compared to the third quarter of 2015, primarily due to lower steel shipment volumes as discussed above, offset by higher average steel selling prices (due to a mix effect a lower percentage of slab shipments from the Mexican operations).

Operating performance in the fourth quarter of 2015 was impacted by impairments totalling $507 million with respect to the intended sale of Long Carbon facilities in the US (ArcelorMittal LaPlace, Steelton and Vinton) ($0.2 billion), and following planned asset optimization at Indiana Harbor East and West in the US ($0.3 billion). In addition, operating performance in the fourth quarter of 2015 and the third quarter of 2015 was impacted by inventory related charges of $353 million and $101 million, respectively, following the rapid decline of steel prices. Operating performance in the fourth quarter of 2014 was impacted by impairments of $114 million primarily related to the idling of the steel shop and rolling facilities of Indiana Harbour Long carbon operations in the US.

Operating loss in the fourth quarter of 2015 totalled $741 million, compared to operating income of $88 million in the third quarter of 2015 primarily due to the aforementioned impairment charges, lower steel volumes partially offset by a better product mix of sales (noted above), lower costs and improved performance in Calvert. Operating performance in the fourth quarter of 2015 deteriorated as compared to the fourth quarter of 2014 primarily due to the aforementioned impairment charges, a negative price-cost squeeze resulting from significantly lower average steel selling prices (-14.3%) with declines in both flat (-13.4%) and long products (-23.2%), as well as lower steel shipment volumes (-21.1%) for both flat (-21.9%) and long products (-15.1%).

Brazil

(USDm) unless otherwise shown	4Q 15	3Q 15	4Q 14	12M 15	12M 14
Sales	2,092	2,125	2,543	8,503	10,037
Depreciation	87	78	99	336	457
Impairment	176	—	—	176	—
Operating (loss) /income	(134)	196	447	628	1,388

Crude steel production (kt)	2,850	2,953	2,758	11,612	10,524
Steel shipments (kt)	2,873	3,125	2,895	11,540	10,376
Average steel selling price (US$/t)	565	622	792	647	867

Brazil segment crude steel production decreased 3.5% to 2.9 million tonnes in the fourth quarter of 2015 as compared to 3.0 million tonnes in the third quarter of 2015.

Steel shipments in the fourth quarter of 2015 decreased by 8.1% to 2.9 million tonnes as compared to the third quarter of 2015, primarily due to a 4.5% decrease in flat steel shipments and a 13.5% decrease in long product shipments due to a continued slowdown in demand.

Sales in the fourth quarter of 2015 decreased by 1.6% to $2.1 billion as compared to the third quarter of 2015, due to lower average steel selling prices (-9.3%), and lower steel shipments discussed above.

Operating performance in the fourth quarter of 2015 was impacted by impairment of $176 million related to Point Lisas (Trinidad and Tobago) currently idled and charges of $52 million relating to inventory write down in Point Lisas. Operating performance in the third quarter of 2015 was impacted by charges of $39 million relating to the write-down of inventories following the rapid decline of steel prices.

Operating loss in the fourth quarter of 2015 amounted to $134 million, as compared to operating income of $196 million in the third quarter of 2015, on account of the aforementioned impairment charges and inventory write-downs, lower average steel selling prices (primarily flat steel products -11.2%) and lower steel shipment volumes. Operating loss in the fourth quarter of 2015 as compared to operating income of $447 million in the fourth quarter of 2014 reflected the aforementioned charges as well as lower average steel selling prices (-28.7%) and lower steel shipments (-0.7%).

Europe

(USDm) unless otherwise shown	4Q 15	3Q 15	4Q 14	12M 15	12M 14
Sales	7,075	7,671	9,023	31,893	39,552
Depreciation	307	293	343	1,192	1,510
Impairment	398	—	57	398	57
Operating (loss)/ income	(506)	(27)	157	171	737

Crude steel production (kt)	9,988	10,880	10,742	43,853	43,419
Steel shipments (kt)	9,473	9,646	9,610	40,676	39,639
Average steel selling price (US$/t)	568	614	721	609	773

Europe segment crude steel production decreased by 8.2% to 10.0 million tonnes in the fourth quarter of 2015, as compared to the third quarter of 2015.

Steel shipments in the fourth quarter of 2015 decreased by 1.8% to 9.5 million tonnes as compared to the third quarter of 2015, primarily due to a 4.5% decrease in flat product shipment volumes, offset in part by a 4.8% increase in long steel shipment volumes.

Sales in the fourth quarter of 2015 declined 7.8% to $7.1 billion as compared to the third quarter of 2015, primarily due to lower average steel selling prices (noted below) and lower steel shipments as discussed above. Average steel selling prices declined by 7.4% during the fourth quarter of 2015, as flat and long products declined 5.9% and 11.4%, respectively.

Operating performance in the fourth quarter of 2015 was impacted by impairments of $398 million primarily in connection with the idling for an indefinite time of the ArcelorMittal Sestao plant in Spain. Operating performance in the fourth quarter of 2015 and the third quarter of 2015 was also impacted by charges of $345 million and $287 million, respectively, relating to the write-down of inventories following the rapid decline of steel prices. Operating performance in the fourth quarter of 2014 was impacted by impairment charges of $57 million related to the closure of mill C in Rodange, Luxembourg.

In addition to the aforementioned charges, operating performance in the fourth quarter of 2015 compared to the third quarter of 2015 reflected lower steel shipment volumes and lower average steel selling prices offset in part by lower raw material costs, lower maintenance costs and continuing cost reduction efforts. Operating performance in the fourth quarter of 2015 compared to the fourth quarter of 2014 also reflected lower average steel selling prices (-21.2%) and lower steel shipments (-1.4%), offset in part by lower costs and efficiency improvements.

ACIS7

(USDm) unless otherwise shown	4Q 15	3Q 15	4Q 14	12M 15	12M 14
Sales	1,250	1,508	1,967	6,128	8,268
Depreciation	90	104	135	408	525
Impairment	267	27	—	294	—
Operating (loss)/ income	(455)	(176)	12	(624)	95

Crude steel production (kt)	3,663	3,257	3,519	14,219	14,148
Steel shipments (kt)	3,078	3,196	3,111	12,485	12,833
Average steel selling price (US$/t)	356	416	550	432	576

ACIS segment crude steel production in the fourth quarter of 2015 increased by 12.5% to 3.7 million tonnes as compared to the third quarter of 2015 primarily driven by increased production in Ukraine following the repair of blast furnace #9 during the fourth quarter of 2015.

Steel shipments in the fourth quarter of 2015 decreased by 3.7% to 3.1 million tonnes as compared to the third quarter of 2015. Lower steel shipments in South Africa and Kazakhstan were offset in part by higher Ukrainian shipments.

Sales in the fourth quarter of 2015 decreased by 17.1% to $1.3 billion as compared the third quarter of 2015, primarily due to lower average steel selling prices (-14.4%) and lower steel shipments as discussed above. Average steel prices were lower following the fall in international prices and currency devaluations in the region.

Operating performance in the fourth quarter of 2015 was impacted by impairments of $267 million primarily with respect to the Saldanha plant in South Africa due to its revised competitive outlook, and charges of $159 million primarily relating to a deferred stripping prepayment8, a provision in relation to competition cases in South Africa9 and the write-down of inventories following the rapid decline of steel prices. Operating performance in the third quarter of 2015 was impacted by impairment charges of $27 million related to the closure of Vereeniging meltshop in South Africa, and charges of $80 million relating to the write-down of inventories following the rapid decline of steel prices and to retrenchment costs in Thabazimbi and Tshikondeni in South Africa for $27 million.

In addition to the charges discussed in the preceding paragraph, operating performance in the fourth quarter of 2015 compared to the third quarter of 2015 reflected improvement primarily in Kazakhstan following the devaluation of the Kazakhstan tenge; and compared to the fourth quarter of 2014, reflected lower average steel selling prices (-35.2%) with weaker performance in South Africa and Ukraine offset in part by improvement in Kazakhstan following currency devaluation.

Mining

(USDm) unless otherwise shown	4Q 15	3Q 15	4Q 14	12M 15	12M 14
Sales	757	908	1,059	3,387	4,970
Depreciation	162	145	219	614	703
Impairment	3,370	—	63	3,370	63
Operating (loss)/ income	(3,442)	(2)	(50)	(3,522)	565

Own iron ore production (a) (Mt)	15.5	15.4	16.7	62.8	63.9
Iron ore shipped externally and internally at market price (b) (Mt)	9.9	10.3	9.9	40.3	39.8
Iron ore shipment - cost plus basis (Mt)	5.8	5.9	6.4	22.1	23.9

Own coal production(a) (Mt)	1.4	1.6	1.7	6.1	7.0
Coal shipped externally and internally at market price(b) (Mt)	0.8	0.8	0.8	2.8	3.9
Coal shipment - cost plus basis (Mt)	0.8	0.7	0.9	3.2	3.3

(a)	Own iron ore and coal production not including strategic long-term contracts.
(b)	Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production (not including supplies under strategic long-term contracts) in the fourth quarter of 2015 increased by 1.1% to 15.5 million metric tonnes as compared to the third quarter of 2015, due to higher production in Canada (following planned maintenance in the third quarter) offset in part by lower production at both Las Truchas and Volcan Mines in Mexico. Own iron ore production (not including supplies under strategic long-term contracts) was lower by 7.2% as compared to the fourth quarter of 2014 primarily due to lower production in Mexico and Liberia.

Market priced iron ore shipments in the fourth quarter of 2015 decreased by 4.3% to 9.9 million metric tonnes as compared to the third quarter of 2015 primarily driven by lower shipments in Mexico. Market priced iron ore shipments in the fourth quarter of 2015 decreased by 0.5% as compared to the fourth quarter of 2014 driven by decreased shipments in Mexico and Liberia offset in part by higher shipments in Canada (following operational efficiency gains).

Own coal production (not including supplies under strategic long-term contracts) in the fourth quarter of 2015 decreased 12.1% to 1.4 million metric tonnes as compared to the third quarter of 2015, primarily due to lower production in both US and Kazakhstan operations. Own coal production (not including supplies under strategic long-term contracts) in the fourth quarter of 2015 decreased 15.9% as compared to the fourth quarter of 2014, primarily due to lower production at both US and Kazakhstan operations.

Operating performance in the fourth quarter of 2015 was impacted by impairments of $3.4 billion including $0.9 billion with respect to goodwill and $2.5 billion primarily related to fixed assets, in respect of iron ore mining operations at ArcelorMittal Liberia ($1.4 billion), Las Truchas in Mexico ($0.2 billion), ArcelorMittal Serra Azul in Brazil ($0.2 billion) and coal mining operations at ArcelorMittal Princeton in the United States ($0.7 billion) mainly due to a downward revision of cash flow projections relating to the expected persistence of a lower raw material price outlook. Operating performance in the fourth quarter of 2014 was impacted by impairments of $63 million related to the Volcan mine.

In addition to such impairment charges, operating performance in the fourth quarter of 2015 compared to the third quarter of 2015 reflected lower market priced iron ore shipment volumes (-4.3%) and lower seaborne iron ore market prices (-15%), offset in part by improved costs performance; and compared to the fourth quarter of 2014, reflected lower seaborne iron ore market prices (-37%), partially offset by certain lower costs and restructuring of our coal operations, including the sale of Kuzbass mines.

Liquidity and Capital Resources

For the fourth quarter of 2015, net cash provided by operating activities was $1,574 million as compared to $473 million in the third quarter of 2015. Net cash provided by operating activities in the fourth quarter of 2015 included a $919 million release of operating working capital as compared to a $136 million investment in operating working capital in the third quarter of 2015. Rotation days during the fourth quarter of 2015 decreased to 50 days as compared to 54 days in the third quarter of 2015.

Other operating activities in the fourth quarter of 2015 of $1,809 million primarily included the reversal of the non-cash impairments, the write-downs on inventories and losses recorded on the company’s investments and unrealized foreign exchange losses. Other operating activities in the fourth quarter of 2014 was $889 million (including the reversal of non-cash items related to unrealized forex losses, income tax accruals, impairment on China Oriental partially offset by reversals of gains from disposal of Gallatin and Kuzbass).

Net cash used in investing activities during the fourth quarter of 2015 was $646 million as compared to $649 million in the third quarter of 2015 and $492 million in the fourth quarter of 2014.

Capital expenditure increased to $736 million in the fourth quarter of 2015 as compared to $684 million in the third quarter of 2015, but was lower as compared to $1,067 million in the fourth quarter of 2014. Full-year 2015 capital expenditure was $2.7 billion, which was significantly lower than $3.7 billion for full-year 2014.

Cash flow from other investing activities in the fourth quarter of 2015 of $90 million primarily consisted of proceeds from the partial disposal of the Company’s stake in Stalprodukt and disposal of tangible assets. Cash flow from other investing activities in the third quarter of 2015 of $35 million primarily includes proceeds from the Gerdau share swap3 and sale of tangible assets offset by a $39 million outflow relating to the final instalment of the acquisition price of an additional 11% stake in Ostrava acquired in 2009. Cash flow from other investing activities in the fourth quarter of 2014 of $575 million primarily included the cash inflow from the divesture of Gallatin for $389 million and a $108 million inflow from the exercise of the 3rd put option on Hunan Valin shares10 and proceeds from the sale of tangible assets.

Net cash used in financing activities for the fourth quarter of 2015 was $367 million as compared to $835 million in the third quarter of 2015 and $1,926 million for the fourth quarter of 2014. Net cash used in financing activities in the fourth quarter of 2015 primarily included the early redemption of the $500 million 3.75% notes due March 2016. Net cash used in financing activities in the third quarter of 2015 primarily included debt repayment of a $1 billion loan partially offset by issuance of CHF 225 million 2.50% Notes due July 3, 2020, under ArcelorMittal’s Euro Medium Term Notes Programme. Net cash used in financing activities for the fourth quarter of 2014 primarily included debt repayment totalling $1.25 billion of the 9.0% Notes due February 15, 2015 ($750 million) and 3.750% Notes due February 25, 2015 ($500 million) prior to their scheduled maturity and €360 million bond repayment.

During the fourth quarter of 2015, the Company paid $11 million in dividends primarily to minority shareholders in Brazil (Bekaert). During the third quarter of 2015, the Company paid $21 million in dividends primarily to minority shareholders in ArcelorMittal Mines Canada. During the fourth quarter of 2014, the Company paid $15 million in dividends primarily to minority shareholders in Brazil (Bekaert).

At December 31, 2015, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $4.1 billion as compared to $3.6 billion at September 30, 2015.

Gross debt of $19.8 billion at December 31, 2015, decreased from $20.4 billion at September 30, 2015 and was lower than $19.9 billion at December 31, 2014.

As of December 31, 2015, net debt decreased to $15.7 billion as compared with $16.8 billion in September 30, 2015, and lower as compared to $15.8 billion as December 31, 2014.

The Company had cash and cash equivalents (including restricted cash and short-term investments) of $4.1 billion and available credit lines of $6.0 billion at December 31, 2015. The $6 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA. On December 31, 2015, the average debt maturity was 6.2 years.

3-year $3 billion management gains program

During the investor day held on March 15, 2013, the Company announced a management gains improvement target of $3 billion by the end of 2015. Action plans and detailed targets had been set at the various business units targeting cost savings related to reliability, fuel rate, yield and productivity with two thirds of costs targeted being variable costs. The Company has achieved its $3 billion target of annualized cost improvement by the end of 2015.

Key recent developments

•	ArcelorMittal today announces it has sold its 35% stake in Gestamp Automoción (“Gestamp”) to the majority shareholder, the Riberas family, for a total cash consideration of €875 million. The transaction is unconditional and payment is expected to be made to ArcelorMittal within six months. In addition to the cash consideration, ArcelorMittal will receive a payment of €10 million as a 2015 dividend. ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.

•	On January 15, 2016, ArcelorMittal South Africa closed a rights offering. The total cash proceeds amounted to R4.5 billion. ArcelorMittal subscribed to the capital increase through repayment of an outstanding intragroup loan of R3.2 billion and an additional cash injection of approximately R 460 million. The intragroup loan is being repaid in two tranches; the first has been repaid and the second is expected to be paid in 2016. As a result of the rights issue, ArcelorMittal’s shareholding in ArcelorMittal South Africa increased from 52% to 71%.

•	On January 13, 2016, ArcelorMittal announced the issue of 137,967,116 new ordinary shares of the Company upon conversion of the 88,182,131 outstanding 6% Mandatorily Convertible Subordinated Notes due January 15, 2016. Following this issuance, the share capital of the Company amounts to EUR 7,453,441,006.98 represented by 1,803,359,338 Shares. For the 1,817,869 Notes previously converted at the option of their holders, the Company has delivered a total of 2,275,026 treasury shares. The debt/equity ratio and earnings per share of the Company remain unchanged following such conversion since the Notes qualified as equity under IFRS. The retirement of the mandatory convertible note will generate cash interest savings of $0.1 billion in 2016.

•	On December 16, 2015, ArcelorMittal announced that Lou Schorsch, 66, senior executive vice president, member of the Group Management Board and CEO of ArcelorMittal Americas will retire from the company, effective end of February 2016. Mr Schorsch joined the company in 2003 as CEO of Ispat Inland. Going forward it has been decided to structure the Americas business with dedicated leadership for four distinct business areas.

ArcelorMittal will also take the opportunity to simplify the management structure in-line with the ongoing drive to promote a performance-driven culture, empowering the segments to deliver optimum business results. As a result the Group Management Board, which was established to ensure a smooth integration following the creation of ArcelorMittal, will be replaced with a more flexible structure. The CEO office - comprising the CEO and CFO - will work directly with a team of seven executive officers, who collectively encompass the key regions and corporate functions.

The executive officers are as follows:

Senior executive vice president	Davinder Chugh	Senior executive vice president, CEO of Africa and the CIS
Executive vice president	Brian Aranha	Head of strategy, CTO, R&D, CCM and global automotive
Executive vice president	Jim Baske	CEO ArcelorMittal Nafta Flat Rolled
Executive vice president	Henri Blaffart	Group head of HR and corporate services
Executive vice president	Jefferson de Paula	CEO of ArcelorMittal South America Long
Executive vice president	Geert van Poelvoorde	CEO of ArcelorMittal Europe Flat
Executive vice president	Simon Wandke	CEO of ArcelorMittal Mining

•	On November 23, 2015, ArcelorMittal announced the extension of the conversion date for the $1 billion privately placed mandatory convertible bond (MCB) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on November 20, 2015. The mandatory conversion date of the bond has been extended to January 31, 2018. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed.

Outlook and guidance

According to ArcelorMittal’s estimates, global apparent steel consumption (“ASC”) declined by 2.2% in 2015 as compared to 2014. ArcelorMittal expects stabilization in 2016. By region: Driven by a significant destock, ASC in the US declined by 9.6% in 2015. However, underlying demand continues to expand and due to the expected absence of a further destock in 2016, ArcelorMittal expects ASC in the US to grow by +3% to 4% above 2015 levels, despite an expected further decline in Oil Country Tubular Goods demand. ArcelorMittal expects the pick-up in underlying European demand to continue but apparent demand is expected to be modest at +0% to +1% in 2016 (versus growth of 3.4% in 2015) as the high level of imports in the fourth quarter of 2015 have raised inventory levels particularly in Southern Europe. Despite declining 15.6% in 2015, Brazil ASC is expected to decline further, albeit slower at -6% to -7% in 2016 as the economy remains mired in recession. With the ongoing recession in Russia impacted by weak oil prices, CIS demand is expected to decline -5% to -6% (versus a decline of 8.0% in 2015). In China, we expect ongoing weakness in the real estate sector to have a negative impact, and expect steel demand decline of around -1% (from -4.3% decline in 2015).

Despite an expected difficult start to 2016, due to order book and the time lag required for lower raw material costs to positively impact cost of sales, a combination of Company actions and known developments is expected to support operating performance in the full-year 2016, at prevailing raw material costs and spot steel spreads.

The Company also targets a reduction of its cash requirements, through lower capital expenditures (full-year 2016 capital expenditure is expected to be approximately $2.4 billion as compared to $2.7 billion in full-year 2015), lower interest expenses (full-year 2016 net interest expenses are expected to be approximately $1.1 billion as compared to $1.3 billion in full-year 2015); no dividend in respect of the 2015 financial year; and lower cash taxes.

These actions and developments are intended to ensure that the Company continues to reduce net debt and maintain strong liquidity.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014
ASSETS
Cash and cash equivalents including restricted cash	4,102	3,636	4,016
Trade accounts receivable and other	2,679	3,687	3,696
Inventories	13,424	14,352	17,304
Prepaid expenses and other current assets	1,859	2,046	2,627
Assets held for sale[1][1]	262	44	414

Total Current Assets	22,326	23,765	28,057

Goodwill and intangible assets	5,592	6,779	8,104
Property, plant and equipment	35,780	40,480	46,593
Investments in associates and joint ventures	4,911	5,472	5,833
Deferred tax assets	6,625	7,193	7,962
Other assets	1,612	1,901	2,630

Total Assets	76,846	85,590	99,179

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,308	2,455	2,522
Trade accounts payable and other	8,977	9,455	11,450
Accrued expenses and other current liabilities	6,536	5,754	6,994
Liabilities held for sale[11]	220	37	157

Total Current Liabilities	18,041	17,701	21,123

Long-term debt, net of current portion	17,478	17,932	17,275
Deferred tax liabilities	2,496	2,417	3,004
Other long-term liabilities	11,261	11,481	12,617

Total Liabilities	49,276	49,531	54,019

Equity attributable to the equity holders of the parent	25,272	33,275	42,086
Non–controlling interests	2,298	2,784	3,074

Total Equity	27,570	36,059	45,160

Total Liabilities and Shareholders’ Equity	76,846	85,590	99,179

ArcelorMittal Condensed Consolidated Statement of Operations1

In millions of U.S. dollars unless otherwise shown	Three months ended			Twelve months ended
	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Sales	13,981	15,589	18,723	63,578	79,282
Depreciation	(807)	(777)	(982)	(3,192)	(3,939)
Impairment	(4,718)	(27)	(264)	(4,764)	(264)
Operating (loss)/ income	(5,331)	20	569	(4,161)	3,034
Operating margin %	(38.1%)	0.1%	3.0%	(6.5%)	3.8%

(Loss) / income from associates, joint ventures and other investments	(655)	30	(380)	(502)	(172)
Net interest expense	(312)	(318)	(322)	(1,278)	(1,469)
Foreign exchange and other net financing loss	(342)	(409)	(549)	(1,580)	(1,913)

Loss before taxes and non-controlling interests	(6,640)	(677)	(682)	(7,521)	(520)
Current tax	(39)	(113)	(155)	(331)	(544)
Deferred tax	(402)	(14)	(103)	(571)	90
Income tax expense	(441)	(127)	(258)	(902)	(454)

Loss including non-controlling interests	(7,081)	(804)	(940)	(8,423)	(974)
Non-controlling interests	395	93	(15)	477	(112)
Net loss attributable to equity holders of the parent	(6,686)	(711)	(955)	(7,946)	(1,086)

Basic loss per common share ($)	(3.72)	(0.40)	(0.53)	(4.43)	(0.61)
Diluted loss per common share ($)	(3.72)	(0.40)	(0.53)	(4.43)	(0.61)

Weighted average common shares outstanding (in millions)	1,795	1,796	1,793	1,795	1,791
Adjusted diluted weighted average common shares outstanding (in millions)	1,795	1,796	1,793	1,795	1,791

OTHER INFORMATION

Own iron ore production (million metric tonnes)	15.5	15.4	16.7	62.8	63.9
Crude steel production (million metric tonnes)	21.6	23.1	23.2	92.5	93.1
Total shipments of steel products (million metric tonnes)	19.7	21.1	21.2	84.6	85.1

ArcelorMittal Condensed Consolidated Statements of Cash flows1

In millions of U.S. dollars	Three months ended			Twelve months ended
	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Operating activities:
Loss attributable to equity holders of the parent	(6,686)	(711)	(955)	(7,946)	(1,086)
Adjustments to reconcile net loss to net cash provided by operations:
Non-controlling interest	(395)	(93)	15	(477)	112
Depreciation and impairment	5,525	804	1,246	7,956	4,203
Deferred income tax	402	14	103	571	(90)
Change in operating working capital	919	(136)	994	(31)	368
Other operating activities (net)	1,809	595	889	2,078	363

Net cash provided by operating activities	1,574	473	2,292	2,151	3,870

Investing activities:
Purchase of property, plant and equipment and intangibles	(736)	(684)	(1,067)	(2,707)	(3,665)
Other investing activities (net)	90	35	575	537	588

Net cash used in investing activities	(646)	(649)	(492)	(2,170)	(3,077)

Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(363)	(804)	(1,868)	808	(1,553)
Dividends paid	(11)	(21)	(15)	(416)	(458)
Payments for subordinated perpetual securities	—	—	—	—	(657)
Disposal /(acquisition) of non-controlling interests	—	—	(17)	—	(17)
Other financing activities (net)	7	(10)	(26)	3	(65)

Net cash (used in) / provided by financing activities	(367)	(835)	(1,926)	395	(2,750)

Net increase / (decrease) in cash and cash equivalents	561	(1,011)	(126)	376	(1,957)
Cash and cash equivalents transferred to assets held for sale	—	—	—	—	8
Effect of exchange rate changes on cash	(89)	(70)	(32)	(267)	(230)

Change in cash and cash equivalents	472	(1,081)	(158)	109	(2,179)

Appendix 1: Product shipments by region

(000’kt)	4Q 15	3Q 15	4Q 14	12M 15	12M 14
Flat	3,782	4,701	4,844	17,502	18,907
Long	929	1,068	1,094	4,372	4,670

NAFTA	4,581	5,620	5,805	21,306	23,074

Flat	1,760	1,844	1,643	6,722	4,942
Long	1,085	1,254	1,229	4,687	5,363

Brazil	2,873	3,125	2,895	11,540	10,376

Flat	6,447	6,749	6,680	28,210	27,592
Long	2,983	2,847	2,890	12,277	11,948

Europe	9,473	9,646	9,610	40,676	39,639

CIS	2,160	2,013	2,099	8,346	8,578
Africa	917	1,207	982	4,131	4,157

ACIS	3,078	3,196	3,111	12,485	12,833

Note: Others and eliminations line are not presented in the table

Appendix 2: Capital expenditures

(USDm)	4Q 15	3Q 15	4Q 14	12M 15	12M 14
NAFTA	120	85	127	392	505
Brazil	95	98	138	422	497
Europe	320	293	303	1,045	1,052
ACIS	81	105	188	365	573
Mining	112	101	290	476	993

Total	736	684	1,067	2,707	3,665

Note: Others and eliminations line are not presented in the table

Appendix 3: Debt repayment schedule as of December 31, 2015

Debt repayment schedule (USD billion)	2016	2017	2018	2019	2020	>2020	Total
Bonds	1.1	2.5	2.5	2.3	2.4	6.9	17.7
LT revolving credit lines
- $2.5bn tranche of $6bn revolving credit facility	—	—	—	—	—	—	—
- $3.5bn tranche of $6bn revolving credit facility	—	—	—	—	—	—	—
Commercial paper	0.1	—	—	—	—	—	0.1
Other loans	1.1	0.2	0.1	0.2	0.1	0.3	2.0

Total gross debt	2.3	2.7	2.6	2.5	2.5	7.2	19.8

Appendix 4: Credit lines available as of December 31, 2015

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $2.5bn tranche of $6bn revolving credit facility	30/04/2018	2.5	0.0	2.5
- $3.5bn tranche of $6bn revolving credit facility	30/04/2020	3.5	0.0	3.5

Total committed lines		6.0	0.0	6.0

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

LTIF: Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Net debt: long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Gross debt: long-term debt, plus short term debt, plus cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Market priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.

Foreign exchange and other net financing costs: include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments, and other charges that cannot be directly linked to operating results.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” – internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Rotation days: days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.

Operating working capital: trade accounts receivable plus inventories less trade accounts payable.

Capital expenditure: includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating income (loss)/tonne: calculated as operating income (loss) divided by total steel shipments.

Shipments information at the Group level was previously based on a simple aggregation, eliminating intra-segment shipments and excluding shipments of the Distribution Solutions segment. The new presentation of shipments information eliminates both inter- and intra–segment shipments which are primarily between Flat/Long plants and Tubular plants and continues to exclude the shipments of Distribution Solutions.

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solution (AMDS). The ACIS division includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa.

Fortifom®: The family of Fortiform® steels extends ArcelorMittal’s range of Ultra High Strength Steels (UHSS). These steels allow the realization of lightweight structural elements by a cold forming method such as stamping. These Ultra High Strength Steels of third generation are used to provide additional weight reduction thanks to their higher mechanical properties than conventional Advanced High Strength Steels (AHSS) while keeping the same formability.

1	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2	In the fourth quarter of 2015, the Company recorded a write-down of inventory following the rapid decline of international steel prices. The Company tested the recoverability of its inventories by comparing the production cost with the estimated selling prices for finished goods. Inventories under work in progress and raw materials were similarly tested after estimating the completion costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to complete the sale. In the third quarter of 2015, the Company recorded $27 million of retrenchment costs in South Africa as well as $0.5 billion related to such write-down of inventory.
3	On July 14, 2015, ArcelorMittal entered into a share swap agreement with Gerdau, as part of which ArcelorMittal received preferred shares of Gerdau and a cash consideration of $28 million in exchange for unlisted Gerdau shares. The share swap resulted in a gain of $55 million from equity method investments and other investments.
4	Kazakhstan devalued its currency (the tenge) by abandoning a peg to the US dollar.
5	In the third quarter of 2013, ArcelorMittal impaired the entire amount of the investment that it had made up to September 30, 2013 in connection with a 2007 agreement with the State of Senegal regarding a mining and infrastructure project, as it viewed project implementation to be improbable in light of an ongoing arbitration proceeding. The parties subsequently agreed to settle the dispute and on December 12, 2014, the arbitral tribunal issued a procedural order formally closing the arbitration.
6	ArcelorMittal Brasil S.A (as a successor of Companhia Siderurgica Tubarao) was party to a legal dispute against Siderbras (an extinguished holding company held by the Government of Brazil) related to financial debt issued in 1992. In July 2014, the judge in charge requested to replace the guarantee, which was securing the litigation, with cash so that an appeal of the case could proceed. ArcelorMittal Brasil S.A entered into a federal amnesty program with the Brazilian tax authorities to settle the debt with Siderbras (application made in August 2014). The payment under the program was $161 million (original debt $259 million including interest and penalties) and recorded as a financial expense. Of this amount, $116 million was paid by way of set-off of tax losses and the remaining balance paid in cash. This tax amnesty program entered into by the Company with the Brazilian tax authorities is only in relation to the Siderbras matter and does not have any effect or otherwise impact the Company’s other outstanding disputes with the Brazilian tax authorities, which have been previously disclosed.
7	Effective from January 1, 2015, the functional currency of Kryvyi Rih was changed to the Ukrainian Hryvnia and the functional currency of Temirtau was changed to the Kazakhstan tenge due to changes in the regulatory and economic environment and transaction currencies of the operations.
8	Under the draft amended agreement, between Sishen Iron ore Company Pty) Ltd and ArcelorMittal South Africa the latter will pay market price (EPP) for iron ore and will therefore no longer contribute towards stripping costs. Accordingly at December 31, 2015, the “deferred stripping pre-payment asset” was derecognised and written off through profit and loss.
9	As reported in prior periods, and dating back to 2007, the Competition Commission (“the Commission”) has referred five cases to the Competition Tribunal and is formally investigating one further complaint against ArcelorMittal South Africa. The Company has since engaged with the Commission and has made significant progress regarding a possible overall settlement and is in the process of finalizing a detailed settlement agreement. Whilst the draft settlement agreement is still subject to final approval by the Commission and the Competition Tribunal, a provision of R1,245 million representing the present value of a proposed administrative penalty of R1,500 million has been recognized. The Company has, subject to certain conditions being agreed upon with the Commission, proposed to pay the administrative penalty over a period of 5 years subject to appropriate interest.
10	Following the sale of a 5% stake to Valin Group as a result of the exercise of the third put option on February 2014, the Company’s interest in Hunan Valin decreased from 20% to 15%. On August 6, 2014, the Company exercised the fourth and final instalment, which subsequently led to the decrease in its stake in Hunan Valin from 15% to 10%. The Company received cash from the third and fourth instalment of $108 million both in the fourth quarter of 2014 and first quarter of 2015, respectively.

11	Assets and liabilities held for sale as of December 31, 2015 include the carrying value of ArcelorMittal Algeria (investment stake of 49%), ArcelorMittal Tebessa (investment stake of 49%), ArcelorMittal Pipes and Tubes Algeria (70% control), the USA long product facilities at Steelton, Vinton and ArcelorMittal LaPlace and some activities of ArcelorMittal downstream solutions in the Europe segment. Assets and liabilities held for sale as of September 30, 2015 include the carrying value of investments representing our stakes in ArcelorMittal Algeria (49%), ArcelorMittal Tebessa (49%) and ArcelorMittal Pipes and Tubes Algeria (70%) and include Coza mining assets in South Africa. Assets and liabilities held for sale as of December 31, 2014 included assets and liabilities held for sale related to distribution centers in Europe and the disposal of tangible assets.